Exhibit 4.20 – Description of Capital Stock

DESCRIPTION OF CAPITAL STOCK

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following is a description of the capital stock of O’Reilly Automotive, Inc. (“O’Reilly,” “our” or “the Company”).  Our authorized capital stock consists of 245,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Amended and Restated Articles of Incorporation (“Articles”) and our Amended and Restated Bylaws (“Bylaws”), both of which are exhibits to our Annual Report on Form 10-K.

COMMON STOCK

Voting Rights

The holders of our common stock are entitled to cast one vote for each share held of record on all matters to be voted on by shareholders, including the election of directors.  If an action is to be taken by vote of the shareholders, it will be authorized by the affirmative vote of a majority of the shares present and entitled to vote on the action, unless a greater vote is required by the Articles, Bylaws or applicable law.  Directors are elected by the affirmative vote of a majority of the shares present and entitled to vote.  There is no cumulative voting with respect to the election of directors.

Dividends

The holders of our common stock are entitled to such dividends as our Board of Directors (“Board”) may declare from time to time from legally available funds, subject to limitations under Missouri law and the preferential rights of the holders of any outstanding shares of preferred stock.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, in all assets remaining after payment to creditors and subject to prior distribution rights granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, conversion or other rights to subscribe for additional securities and there are no redemption or sinking fund provisions applicable to our common stock other than such, if any, as the Board may in its discretion from time to time determine pursuant its authority under the Articles.

PREFERRED STOCK

Our Articles authorize the Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms, rights and preferences of such series including voting, dividend, liquidation, conversion and other rights.  The authorized shares of preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.  Any issuance of preferred stock could discourage, impede, delay or prevent a transaction which would result in a change of control of the Company.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

We may issue additional shares of common stock or preferred stock without shareholder approval, subject to applicable rules of The Nasdaq Stock Market and Missouri law, for a variety of corporate purposes, including future public or private offerings to raise capital, corporate acquisitions, and employee benefit plans and equity grants.  The existence of unissued and unreserved common stock and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES AND BYLAWS

The following is a brief description of the provisions in our Articles and Bylaws that could have an effect of delaying, deferring or preventing a change in control of the Company.

Advance Notice for Shareholder Proposals and Nominations

Our Bylaws contain advance notice provisions with respect to shareholder nominations of candidates for election as directors and any other business that the shareholder intends to bring at a meeting of shareholders.

No Cumulative Voting

Our Bylaws do not provide for cumulative voting in the election of directors.  The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our common stock to elect any directors to our Board.

Limitations on Liability of Directors; Indemnification of Directors and Officers

Missouri law authorizes corporations to limit the personal liability of directors to corporations and shareholders for monetary damages for breaches of directors’ fiduciary duties.  Our Articles and Bylaws limit, to the fullest extent permitted by Missouri law, the liability of our directors to us or our shareholders for monetary damages for any breach of fiduciary duty as a director; provided, that the foregoing does not eliminate or limit the liability of a director who has not met the applicable standard of conduct set forth in The General and Business Corporation Law of Missouri (the “MGBCL”).

Subject to certain limitations, our Articles and Bylaws provide that our directors and officers must be indemnified and other persons may be indemnified and provide for the advancement to them of expenses incurred in connection with actual or threatened proceedings and claims arising out of their status as our director or officer, or if serving at our request, to the fullest extent permitted by Missouri law.  In addition, Missouri law expressly authorizes us to purchase and maintain directors’ and officers’ insurance providing indemnification for our directors, officers, employees or agents or if serving at the request of such persons.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors, officers, employees and other agents.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors, officers, employees and other agents, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers, employees, and other agents pursuant to these indemnification provisions.

MISSOURI STATUTORY PROVISIONS

Missouri law also contains certain provisions that may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us, including those discussed below.

Limitations on Shareholder Action by Written Consent

The MGBCL provides that any action by written consent of shareholders in lieu of a meeting must be unanimous.

Business Combination Statute

The MGBCL contains a “business combination statute,” which restricts certain “business combinations” between us and an “interested shareholder,” or affiliates or associates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our Board on or before the date the interested shareholder obtains such status.

The statute also prohibits business combinations after the five-year period following the transaction in which the person becomes an interested shareholder unless the business combination or purchase of stock prior to becoming an interested shareholder is approved by our board prior to the date the interested shareholder obtains such status.  The statute provides that, after the expiration of such five-year period, business combinations are prohibited unless:

•	the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, approve the business combination; or
•
•	the business combination satisfies certain detailed fairness and procedural requirements.

A “business combination” for this purpose includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock, the liquidation or dissolution of the corporation by the interested shareholder or any of its affiliates or associates, any reclassifications, recapitalizations or other transactions that increase the proportionate voting power of the interested shareholder, and the receipt of any benefit of any loans, advances or other financial assistance, or tax advantages by the corporation where such benefit is not proportional to the other shareholders of the corporation.  An “interested shareholder” for this purpose generally means any person, other than the corporation or its subsidiaries, who, together with its, his, or her affiliates and associates, owns or controls, or by agreement or other understanding has the right to own or control in the future, 20% or more of the outstanding shares of the corporation’s voting stock, including affiliates or associates of such corporation who possessed such ownership or control, or right of ownership or control, within the five-year period prior to the date of the transaction at issue.

A Missouri corporation may opt out of coverage by the business combination statute by including a provision to that effect in its articles of incorporation.  We do not have such a provision in our Articles.

Control Share Acquisition Statute

The MGBCL also has a “control share acquisition statute.”  This statute, among other things, may limit the rights of a shareholder to vote some or all of his shares.  A shareholder whose acquisition of shares results in that shareholder having voting power, when added to the shares previously held by such shareholder, except the shares owned or controlled for more than ten years prior to the date of the control share acquisition, to exercise or direct the exercise of more than a specified percentage of our outstanding stock (beginning at 20%) will lose the right to vote some or all of his shares in excess of such percentage unless the shareholders approve the acquisition of such shares.

A Missouri corporation may opt out of coverage by the control share acquisition statute by including a provision to that effect in its governing corporate documents.  We have a provision in our Articles that opts out of this statute.

LISTING

Our common stock is traded on The Nasdaq Global Select Market under the symbol “ORLY.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Investor Services.